Contact

www.linkedin.com/in/ryland-
brickson-cole-tews-6a85ba235
(LinkedIn)
wefunder.com/orientalsnatch
(Other)

Top Skills

Team Spirit
Sales & Marketing
Operations Management

Ryland Brickson Cole Tews

Actor // Director // Producer // Writer
Milwaukee, Wisconsin, United States

Summary

Co-creator and star of 2024's best comedy of the year, HUNDREDS
OF BEAVERS, and Arrow Video's LAKE MICHIGAN MONSTER.
My third feature film, ORIENTAL SNATCH, is currently taking
investments and will begin shooting early 2026.

Experience

Oriental Snatch LLC
Lead Actor, Writer, Producer of ORIENTAL SNATCH
July 2025 - Present (5 months)
Milwaukee, Wisconsin, United States

Lead actor, writer, producer of my third feature film — ORIENTAL SNATCH

SRH
Lead Actor, Writer, Producer of HUNDREDS OF BEAVERS
2019 - Present (6 years)
Milwaukee, Wisconsin, United States

Lead actor, writer, and producer of the north woods slapstick comedy epic —
HUNDREDS OF BEAVERS.

Arrow Films
Lead Actor, Director, Writer, Producer of LAKE MICHIGAN MONSTER
January 2017 - October 2018 (1 year 10 months)
Milwaukee, Wisconsin, United States

Producer, writer, director, and lead actor of the micro-budget horror comedy,
LAKE MICHIGAN MONSTER. Winner of the 2019 Audience Award For Best
International Feature at the Fantasia Film Festival. Distributed by Arrow Video.

Education

University of Wisconsin-Milwaukee
Film · (September 2009 - December 2014)